NORTH TRACK FUNDS, INC.

Based on an evaluation of the registrant's disclosure controls and procedures (as defined in Rule 30a-2(c) under the Investment Company Act of 1940) carried out under the supervision and with the participation of the registrant's management, including its principal executive and financial officers, within 90 days prior to the filing date of this report on Form N-SAR, the registrant's principal executive and financial officers have concluded that the design and operation of the registrant's disclosure controls and procedures are effective.

There were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.